Exhibit 16.1

Kyle L. Tingle CPA, LLC

3145 E. Warm Springs Road, Suite 200

Las Vegas, Nevada 89120

(702) 450-2200 (o)

(702) 436-4218 (f)

February 8, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: SaaSMAX, Inc.

File No. 000-54504

Commissioners:

I have read Item 4.01 of the 8-K/A dated February 4, 2013 of SaasMAX, Inc. (Commission File Number 000-54504).

At this time, there are accounting disagreements on the financial statements filed with the Securities and Exchange Commission. The Company filed Form 10-Q on November 19, 2012 without consent of this firm in violation of Regulation S-X Part 210.8-03. Inquires to Dina Moskowitz, CEO as to why the Form 10-Q was filed prior to auditor consent (the file was under concurring review), I was told her dad, Stanley V. Moskowitz, Esq. said it was ok and didn't want to file late. The review of the financial statements was not complete as there were open issues with respect to the accounting for options and the timing of the expensing of options on the financial statements.

In review of the prior accountant's workpapers, I did not find audit procedures with regard to the computation of options. A volatility of 100% was used and labeled "conservative" and the risk free interest rate 0.69% was labeled "reasonable" in the workpapers, without documentation for those determinations. I had requested an analysis in compliance with ASC 718-10-30-20 and information on the timing of the issuances prior to the filing. In the analysis provided by the Company in December 2012, the volatility analysis indicated an 80% volatility and created a material change in the computation of option expense for the three and nine month periods ended September 30, 2012. The Company did not adjust the financial statements accordingly.

I also had questions with regard to the payment of invoices and the issuance of options on the first day of the quarter. In the prior year workpapers, it appeared that there were no confirmations of any payables (only tracing to subsequent disbursements) and I needed comfort on the timing of services provided with the posting of the invoices. In a telephone conference with Dina Moskowitz, CEO, and Carla Collignon, consultant, Ms. Moskowitz thought the options issued on the first day of the quarter were for the prior quarter and Ms. Collignon thought they were due upon issuance and posted them as expense on the first day of the quarter. For example, one contract from January 2011 indicated options as part of compensation. Options were issued in January 2012 and expensed over the four quarters of 2012, not 2011. I received no subsequent information indicating the correct treatment and timing of expensing for the options. These adjustments were material to the financial statements as a whole.

Due to the failure of the Company to file a Form 8-K for Item 4.02, Non-Reliance on Previously Issued Financial Statements, I felt that the concurring reviewer and I were precluded from signing off on the engagement completion document and unable to complete the engagement.

I am not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

Sincerely

/s/ Kyle L. Tingle

Kyle L. Tingle, CPA, LLC